UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March,  2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 31, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

INVITATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

(No.057/PR000/COP-A0070000/2016)

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk domiciled in Bandung City (hereinafter referred to as the “Company”), hereby invites shareholders of the Company to attend the Annual General Meeting of Shareholders (the “Meetings’) of the Company to be held on:

Day / Date : Friday, April 22, 2016

Time          : 13.30 Jakarta Time

Venue        : Grand Ballroom-Kempinski*

            West Mall, Grand Indonesia Shopping Town Level 11

            Jl. M.H Thamrin No 1, Jakarta 10310

The Meeting will discuss and decide on the following agenda:

1.    Approval of the Company’s Annual Report for the 2015 financial year, including the Board of Commissioners’ Supervisory Report.

2.    Ratification of the Company’s financial statements and Partnership and Community Development Program (Program Kemitraan dan Bina lingkungan) Annual Report for the 2015 financial year and acquittal and discharge of all members of the Board of Directors and the Board of Commissioners.

3.    Implementation of Minister of State-Owned Enterprise Regulation Number PER-09/MBU/07/2015 about Partnership Program and Community Development Program in State-Owned Enterprise.

4.    Appropriation of the Company’s net income for the 2015 financial year.

5.    Determination of remuneration for members of the Board of Directors and the Board of Commissioner for the 2016 financial year.

6.    Appointment of a Public Accounting Firm to audit the Company’s financial statements for the 2016 financial year, including audit of internal control over financial reporting and appointment of a Public Accounting Firm to audit the financial statement of the Partnership and Community Development Program for the 2016 financial year.

7.    Delegation of authority to the Board of Commissioners for use/diversion Company’s Treasury Stock from Share Buyback IV.

8.    Changes in Composition of the Board of the Company.

Notes:

1.    This notice shall be deemed as an invitation to the Meetings for the Company’s shareholders. The Board of Directors will not send separate invitations to the Shareholders;

2.    Those who are eligible to attend the Meetings are the Shareholders (or their proxies) whose names are registered in the Company’s Share Register at 16.00 hours Western Indonesian Time on March 30, 2016 or the registered owners of the security sub account in the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading on the Indonesian Stock Exchange on March 30, 2016;

3.    The Shareholders or their proxies who will attend the Meetings are required to bring a copy of their Collective Share Certificates (“CSC”) and Kartu Tanda Penduduk (“KTP”) or another personal identification document to be presented and submitted to Officer of the Meetings before entering the Meeting room. Institutional shareholders are required to bring a copy of their Articles of Association and any amendments, together with the latest composition of the board of Directors;

4.    Shareholders who can not attend the Meetings may be represented by their proxy by presenting a signed copy of the legal proxy letters and a copy of the Shareholder’s identification provided that any members of the Board of Directors or the Board of Commissioners or employees of the Company may act as a proxy in the Meetings, however the votes that they cast as a proxy in the Meeting shall not be taken into account in the voting. The form of the proxy letter is available at the addresses listed in item 5 below during our business hours;

5.    Materials for the Meetings (“Meeting Materials”) are available on the Company’s website at www.telkom.co.id, starting the date hereof. If needed, material for the Meetings are available to be examined during our business hours and can be obtained from the Company by submitting a copy of Collective Share Certificates and the personal identification to our Investor Relations team at the address bellow:

PT Telkom Indonesia (Persero) Tbk Investor Relation Gedung Graha Merah Putih 5th floor Jl. Jend.Gatot Subroto Kav. 52 Jakarta 12710 Telp. (021) 521 5109, Fax. (021) 522 0500	PT Datindo Entrycom Wisma Dinners Club Annex Jl. Jend. Sudirman Kav. 34-35 Jakarta 10120 Telp. (021) 570 9009, Fax. (021) 570 9026-28

6.    To help us conduct the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present 30 (thirty) minutes prior to the time of the Meeting.

Bandung, March 31, 2016

PT Telkom Indonesia (Persero) Tbk

Board of Directors

*Correction on announcement which was originally stated Grand Ballroom Hotel Indonesia Kempinski